UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                                 NCT Group, Inc.
                 (formerly Noise Cancellation Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind
                         Sills, Cummis, Zuckerman et al
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                   -------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 March 27, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Check the following box if a fee is being paid with this statement:     /  /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62888Q109

1.   Name of Reporting Person:CAROLE SALKIND

     S.S. or I.R.S. Identification No. of Above Person:  ###-##-####
-----------------------------------------------------------------------
2.   Check the  Appropriate  Box if a Member of a Group
     (see instructions) (a) / / (b) / /
------------------------------------------------------------------------
3.   SEC Use Only
------------------------------------------------------------------------
4.   Source of Funds: PF
------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal  Proceedings is Required Pursuant
     to Items 2(d) or 2(e) / /
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6.   Citizenship or Place of Organization:  United States
------------------------------------------------------------------------
Number of                             7.  Sole Voting Power
Shares                                    33,934,805(a)
Beneficially                          8.  Shared Voting Power
Owned by                                  -0-
Each Reporting                        9.  Sole Dispositive Power
Person With:                              33,934,805(a)
                                     10.  Shared Dispositive Power
                                          -0-
----------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     33,934,805 (a)
-----------------------------------------------------------------------
12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain
     Shares (see instructions) / /
-----------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  14.7%
-----------------------------------------------------------------------
14.  Type of Reporting Person:  IN
-----------------------------------------------------------------------
Footnotes: (a) Assumes the conversion in full of seven secured convertible notes of the Company in the principal amount of $1,000,000, $250,000, $250,000, $500,000, $250,000, $500,000 $250,000 and $1,000,000 (the "Notes") held by the
Reporting Person. On September 19, 1999, the Issuer and the Reporting Person agreed to amend the Secured Convertible Note Subscription Agreement and the Notes. Under the amended terms, the Notes are convertible into common stock of the Company at any time from issuance to maturity at a conversion price equal to the lesser of (i) $0.172, the lowest closing transaction price for the common stock on the OTC Bulletin Board at any time during September 1999, (ii) the average of the closing bid prices for such common stock on the OTC Bulletin Board for the five consecutive trading days ending one trading day prior to the date a conversion notice is sent to the Company; or (iii) $0.17, but in no event may such conversion price be less than $0.12 per share. The above calculations are based on an assumption that a conversion notice was delivered on March 27, 2000. The average of the closing bid prices for the common stock of the Company for the five consecutive trading days ending on March 24, 2000 was $1.107. Therefore, the conversion was assumed to be at $0.17 as provided for in (iii) above. To-date the Reporting Person has not converted any of the Notes.

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.01 per share (the "Stock"), of NCT Group, Inc., (the "Company"). The principal executive offices of the Company are located at 1025 West Nursery Road, Suite 120, Linthicum, Maryland 21090.

Item 2. Identity and Background

      (a)   Carole Salkind

      (b) Sills, Cummis, Zuckerman, Radin, Tischman, Epstein & Gross, One Riverfront Plaza, Newark, New Jersey 07102.

      (c) Executive Assistant to the Chairman of the firm named in (b) above which is engaged in the private practice of law at the address set forth in (b) above.

      (d) During the last five years Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years Carole Salkind has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Carole Salkind was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f)   United States of America

Item 3. Source and Amount of Funds or Other Consideration

      Carole Salkind purchased (1) the Notes convertible into Stock described in Footnote (a) above in private transactions under Section 4(2) of the Securities Act of 1933; (2) 863,250 shares of Stock of the Company in three transactions placed through the OTC Bulletin Board; and (3) 9,542,143 shares of such Stock in three private transactions under Section 4(2) of the Securities Act of 1933 and in transactions placed through the NASDAQ National Market System. In all transactions Carole Salkind paid cash from personal funds.

Item 4. Purpose of Transaction

      The purpose of the acquisition of the subject stock of the Company was and is for investment only with no view to acquire or otherwise exercise control of or over the Company. Carole Salkind intends to review on a continuing basis her investment in the Company. As of the date of this Schedule 13D, no determination has been made by Carole Salkind to acquire additional securities of the Company or to dispose of the shares of stock Carole Salkind owns, although she reserves the right to decide to take any of such actions in the future. Any such determination will depend on market conditions prevailing from time to time, and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

Item 5. Interest in Securities of the Issuer

      (a) - (b) Carole Salkind owns 33,934,805 shares of Stock, representing approximately 14.7% of the 231,334,889 shares of the Company's stock outstanding, as reported as outstanding in the Company's Form 10-Q for the quarter ended September 30, 1999. Carole Salkind has sole voting and disposition power of all such shares. See Foot note (a) above.

      (c)         Not applicable.

      (d)         Not applicable.

      (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship
        With Respect to Securities of the Issuer

        Not applicable.

Item 7. Material to Be Filed as Exhibits

        Not applicable.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2000



                                          /s/ CAROLE SALKIND
                                          ------------------
                                          Carole Salkind